Exhibit 99.3

BIOCEPT, INC.

RESTRICTED STOCK UNIT GRANT NOTICE

(2007 EQUITY INCENTIVE PLAN)

Biocept, Inc. (the “Company”), hereby awards to Participant a Restricted Stock Unit Award for the number of shares of the Company’s Series BB Preferred Stock set forth below (the “Award”). The Award is granted outside the Company’s 2007 Equity Incentive Plan (the “Plan”), but shall be governed by the terms of the Plan as if the Award had been granted under the Plan. The Award is subject to all of the terms and conditions as set forth herein and in the Plan and the Restricted Stock Unit Agreement, both of which are attached hereto and incorporated herein in their entirety. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Plan or the Restricted Stock Unit Agreement. In the event of any conflict between the terms in the Award and the Plan, the terms of the Plan shall control.

Participant:	David F. Hale
Date of Grant:	March 10, 2011
Vesting Commencement Date:	January 1, 2011
Number of Shares Subject to Award:	To be determined pursuant to Vesting Schedule below
Consideration:	Participant’s Services

Vesting Schedule:

No shares subject to the Award shall vest unless a Change in Control or Initial Public Offering (as defined below) occurs within 10 years of the Vesting Commencement Date (the “Vesting Event”). An Initial Public Offering means the effectiveness of an underwriting agreement between the Company and the underwriter(s) managing the initial public offering of the Common Stock, pursuant to which the Common Stock is priced for the initial public offering. Upon a Vesting Event, the Participant shall vest in a number of shares underlying the Award based upon achievement of the following Milestones (as defined below) on or prior to the date of such Vesting Event as set forth below; provided, that in the event Participant’s Continuous Service is involuntarily terminated by the Company or its shareholders without Cause prior to the Vesting Event but before all of the Milestones have been achieved, and Participant furnished Biocept an effective waiver and release of claims in a form specified by Biocept and consistent with standard practices, then (i) for each Milestone that has been achieved, a number of shares of the Company’s Series BB Preferred Stock (the “Series BB”) equal to that set forth below for the applicable Milestone shall vest and (ii) for each Milestone that has not been achieved, a number of shares of Series BB equal to 0.5% of the Company’s capitalization on a fully-diluted basis immediately prior to the Vesting Event (assuming the exercise of all outstanding warrants and stock options and the unallocated pool of stock awards available for future issuance under the Plan) shall vest upon such Vesting Event. If, during Participant’s Continuous Service and prior to the Vesting Event, there has been commercial acceptance of the Company’s OncoCEE-BRTM test, as determined by the Board in good faith (the “Commercial Milestone”), then a number of shares of Series BB equal to 0.5% of the Company’s capitalization on a fully-diluted basis immediately following achievement of the Commercial Milestone (assuming the exercise of all outstanding warrants and stock options and the unallocated pool of stock awards available for future issuance under the Plan) shall vest upon such Vesting Event. If, during Participant’s Continuous Service and prior to the Vesting Event, the Company has received an aggregate of at least $15,000,000 in new funds from: (a) the sale of the Company’s securities to one or more outside investors who are not currently shareholders of the Company; (b) third party collaborators or partners; and/or (c) grant, debt or other non-dilutive funding from third parties (the “Funding Milestone”), then a number of shares of Series BB equal to 0.5% of the Company’s capitalization on a fully-diluted basis immediately following achievement of the Funding Milestone (assuming the exercise of all outstanding warrants and stock options and the unallocated pool of stock awards available for future issuance under the Plan) shall vest upon such Vesting Event. If, during Participant’s Continuous Service and prior to the Vesting Event, all of the following objectives have been achieved, as determined by the Board in good faith (the “Leadership Milestone,” and collectively with the Commercial Milestone and the Funding Milestone, the “Milestones”):

— Implementation of a change in the culture of the Company from research to business; — Hiring of a new Chief Executive Officer approved by the Board;

—       Development of a two-year operating plan and a five-year strategic plan, each of which is approved by the Board;

—       Restructuring of the Board to support financing and long term growth;

—       Completion and presentation to the Board of an assessment of the Company’s senior management team and implementation of any changes that need to be made following such assessment that are approved by the Board;

—       Development and presentation to the Board of a plan for establishing the clinical value of circulating tumor cells (“CTCs”) in the treatment of patients with cancer and implementation of the plan following approval by the Board;

—       Development of an overall branding program for the Company’s core business that is approved by the Board;

—       Development of corporate objectives for 2011 that are approved by the Board; and

—       Establishment of the Company as the premiere partner of the Bio-Pharma industry in performing CTC tests for clinical trials;

then a number of shares of Series BB equal to 0.5% of the Company’s capitalization on a fully-diluted basis immediately following achievement of the Leadership Milestone (assuming the exercise of all outstanding warrants and stock options and the unallocated pool of stock awards available for future issuance under the Plan) shall vest upon such Vesting Event. In addition, if a Vesting Event occurs during Participant’s Continuous Service, but before all of the Milestones have been achieved, then (i) for each Milestone that has been achieved, a number of shares of Series BB equal to that set forth above for the applicable Milestone shall vest and (ii) for each Milestone that has not been achieved, a number of shares of Series BB equal to 0.5% of the Company’s capitalization on a fully-diluted basis immediately prior to the Vesting Event (assuming the exercise of all outstanding warrants and stock options and the unallocated pool of stock awards available for future issuance under the Plan) shall vest upon such Vesting Event.

Issuance Schedule:	The shares will be issued in accordance with the issuance schedule set forth in Section 6 of the Restricted Stock Unit Agreement.

Additional Terms/Acknowledgements: The undersigned Participant acknowledges receipt of, and understands and agrees to, this Restricted Stock Unit Grant Notice, the Restricted Stock Unit Agreement and the Plan. Participant further acknowledges that as of the Date of Grant, this Restricted Stock Unit Grant Notice, the Restricted Stock Unit Agreement and the Plan set forth the entire understanding between Participant and the Company regarding the Award and supersedes all prior oral and written agreements on that subject.

BIOCEPT, INC.		PARTICIPANT:

By:	/s/ M. Faye Wilson	/s/ David F. Hale
	Signature	Signature

Title:	Date:

Date:

ATTACHMENTS:	Restricted Stock Unit Agreement, 2007 Equity Incentive Plan

BIOCEPT, INC.

2007 EQUITY INCENTIVE PLAN

RESTRICTED S TOCK UNIT AGREEMENT

Pursuant to the Restricted Stock Unit Grant Notice (“Grant Notice”) and this Restricted Stock Unit Agreement and in consideration of your services, Biocept, Inc. (the “Company”) has awarded you a Restricted Stock Unit Award (the “Award”) to be governed by the terms of the Company’s 2007 Equity Incentive Plan (the “Plan”) as if the Award had been granted under the Plan. Your Award is granted to you effective as of the Date of Grant set forth in the Grant Notice for this Award. This Restricted Stock Unit Award Agreement shall be deemed to be agreed to by the Company and you upon the signing by you of the Restricted Stock Unit Grant Notice to which it is attached. Defined terms not explicitly defined in this Restricted Stock Unit Agreement shall have the same meanings given to them in the Plan. In the event of any conflict between the terms in this Restricted Stock Unit Agreement and the Plan, the terms of the Plan shall control. The details of your Award, in addition to those set forth in the Grant Notice and the Plan, are as follows.

1.        GRANT OF THE AWARD.    This Award represents the right to be issued on a future date the number of shares of the Company’s Series BB Preferred Stock as indicated in the Grant Notice. As of the Date of Grant, the Company will credit to a bookkeeping account maintained by the Company for your benefit (the “Account”) the number of shares of Series BB Preferred Stock subject to the Award. This Award was granted in consideration of your services to the Company. Except as otherwise provided herein, you will not be required to make any payment to the Company (other than past and future services to the Company) with respect to your receipt of the Award, the vesting of the shares or the delivery of the underlying Series BB Preferred Stock.

2.        VESTING.

  (a)        In General. Subject to the limitations contained herein, your Award will vest, if at all, in accordance with the vesting schedule provided in the Grant Notice.

3.        NUMBER OF SHARES.

  (a)        The number of shares subject to your Award may be adjusted from time to time for Capitalization Adjustments, as provided in the Plan.

  (b)        Any shares, cash or other property that becomes subject to the Award pursuant to this Section 3 and Section 7, if any, shall be subject, in a manner determined by the Board, to the same forfeiture restrictions, restrictions on transferability, and time and manner of delivery as applicable to the other shares covered by your Award.

  (c)        Notwithstanding the provisions of this Section 3, no fractional shares or rights for fractional shares of Series BB Preferred Stock shall be created pursuant to this Section 3. The Board shall, in its discretion, determine an equivalent benefit for any fractional shares or fractional shares that might be created by the adjustments referred to in this Section 3.

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4.        SECURITIES LAW COMPLIANCE. You may not be issued any shares under your Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Your Award also must comply with other applicable laws and regulations governing the Award, and you will not receive such shares if the Company determines that such receipt would not be in material compliance with such laws and regulations.

5.        TRANSFER RESTRICTIONS. Prior to the time that shares of Series BB Preferred Stock have been delivered to you, you may not transfer, pledge, sell or otherwise dispose of this Award or the shares issuable in respect of your Award, except as expressly provided in this Section 5. For example, you may not use shares that may be issued in respect of your Award as security for a loan. The restrictions on transfer set forth herein will lapse upon delivery to you of shares in respect of your vested Award.

  (a)        Death. Your Award is transferable by will and by the laws of descent and distribution. In addition, upon receiving written permission from the Board or its duly authorized designee, you may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company and any broker designated by the Company to effect transactions under the Plan, designate a third party who, in the event of your death, shall thereafter be entitled to receive any distribution of Series BB Preferred Stock or other consideration to which you were entitled at the time of your death pursuant to this Agreement. In the absence of such a designation, your executor or administrator of your estate shall be entitled to receive, on behalf of your estate, such Series BB Preferred Stock or other consideration.

  (b)        Certain Trusts. Upon receiving written permission from the Board or its duly authorized designee, you may transfer your Award to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable state law) while the Award is held in the trust, provided that you and the trustee enter into transfer and other agreements required by the Company.

  (c)        Domestic Relations Orders. Upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer your Award or your right to receive the distribution of Series BB Preferred Stock or other consideration thereunder, pursuant to a domestic relations order that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this Award with the Company prior to finalizing the domestic relations order to help ensure the required information is contained within the domestic relations order.

6.        DATE OF ISSUANCE.

  (a)        The Company will deliver to you a number of shares of the Company’s Series BB Preferred Stock equal to the number of vested shares subject to your Award, including

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any additional shares received pursuant to Section 3 above that relate to those vested shares on the applicable vesting date(s). However, if a scheduled delivery date falls on a date that is not a business day, such delivery date shall instead fall on the next following business day.

  (b)        Notwithstanding the foregoing, in the event that (i) you are subject to the Company’s policy permitting officers and directors to sell shares only during certain “window” periods, in effect from time to time or you are otherwise prohibited from selling shares of the Company’s Series BB Preferred Stock in the public market and any shares covered by your Award are scheduled to be delivered on a day (the “Original Distribution Date”) that does not occur during an open “window period” applicable to you, as determined by the Company in accordance with such policy, or does not occur on a date when you are otherwise permitted to sell shares of the Company’s Series BB Preferred Stock on the open market, and (ii) the Company elects not to satisfy its tax withholding obligations by withholding shares from your distribution, then such shares shall not be delivered on such Original Distribution Date and shall instead be delivered on the first business day of the next occurring open “window period” applicable to you pursuant to such policy (regardless of whether you are still providing continuous services at such time) or the next business day when you are not prohibited from selling shares of the Company’s Series BB Preferred Stock in the open market, but in no event later than the fifteenth (15th) day of the third calendar month of the calendar year following the calendar year in which the Original Distribution Date occurs. The form of such delivery (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

  (c)        Notwithstanding the foregoing, the following provisions shall apply if you elect to defer delivery of the shares subject to your Award beyond the vesting date in accordance with this Section:

      (i)         With respect to shares subject to the Award that vest no sooner than 13 months following the Date of Grant specified in your Grant Notice and if, within the 30-day period following the Date of Grant indicated on your Grant Notice, you elect to defer delivery of such shares of stock beyond the vesting date, then the Company will not deliver such shares on the vesting date or dates provided in your Grant Notice, but will instead deliver such shares to you on the date or dates that you so elect (the “Settlement Date”) If such deferral election is made, the Committee shall, in its sole discretion, establish the rules and procedures for such election which shall be evidenced by a Restricted Stock Unit Election Agreement.

      (ii)       If the Company determines that you are subject to its policy regarding insider trading of the Company’s stock or you are otherwise prohibited from selling shares of the Company’s stock in the public market and any shares of stock subject to your Award are scheduled to be delivered on a Settlement Date that does not occur during an open “window period” applicable to you, as determined by the Company in accordance with such policy, or a day when you are prohibited from selling shares of the Company’s stock in the public market and the Company elects not to satisfy its tax withholding obligations by withholding shares from your distribution, then such shares shall not be delivered on such Settlement Date and shall instead be delivered as soon as practicable on the first business day within the next open “window period” applicable to you pursuant to such policy or the next day when you are not prohibited from selling shares of the Company’s stock in the public market (regardless of whether you are still providing continuous services at such time); provided,

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however, that unless the delay until the next open window period or the next day when you are not prohibited from selling shares of the Company’s stock in the public market would not result in the imposition of any additional taxes under the Code (including section 409A of the Code), the delivery of the shares shall not be delayed pursuant to this provision beyond sixty (60) days following the selected Settlement Date. The form of such delivery (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

      (iii)      Notwithstanding anything to the contrary set forth in the Plan, in the event of a Corporate Transaction that is not a 409A Change of Control, then the surviving or acquiring corporation (or its parent company) (the “Acquiring Entity”) must either assume, continue or substitute your Award, and shares subject to your Award that vest, if any, shall be issued to you by the Acquiring Entity in accordance with the terms of this Agreement and your deferral election. For such purposes, a “409A Change in Control” is a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Internal Revenue Code Section 409A(a)(2)(A)(v) and applicable guidance thereunder.

7.        DIVIDENDS. You shall be entitled to receive payments equal to any cash dividends and other distributions paid with respect to a corresponding number of shares covered by your Award, provided that if any such dividends or distributions are paid in shares, the Fair Market Value of such shares shall be converted into additional shares covered by the Award, and further provided that such additional shares shall be subject to the same forfeiture restrictions and restrictions on transferability as apply to the shares subject to the Award with respect to which they relate.

8.        RESTRICTIVE LEGENDS. The shares issued under your Award shall be endorsed with appropriate legends determined by the Company.

9.        AWARD NOT A SERVICE CONTRACT.

  (a)        Your service as a member of the Board is not for any specified term and may be terminated by you or by the Company at any time, for any reason, with or without cause and with or without notice. Nothing in this Restricted Stock Unit Agreement (including, but not limited to, the vesting of your Award pursuant to the schedule set forth in Section 2 herein or the issuance of the shares subject to your Award), the Plan or any covenant of good faith and fair dealing that may be found implicit in this Restricted Stock Unit Agreement or the Plan shall: (i) confer upon you any right to continue in the employ of, or affiliation with, the Company or an Affiliate; (ii) constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or affiliation; (iii) confer any right or benefit under this Restricted Stock Unit Agreement or the Plan unless such right or benefit has specifically accrued under the terms of this Agreement or Plan; or (iv) deprive the Company of the right to terminate you at will and without regard to any future vesting opportunity that you may have.

  (b)        By accepting this Award, you acknowledge and agree that the right to a number of shares of Series BB Preferred Stock is earned only by service as a member of the Board and that the Company has the right to reorganize, sell, spin-out or otherwise restructure

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one or more of its businesses or Affiliates at any time or from time to time, as it deems appropriate (a “reorganization”). You further acknowledge and agree that such a reorganization could result in the termination of your termination from the Board. You further acknowledge and agree that this Restricted Stock Unit Agreement, the Plan, the transactions contemplated hereunder and the vesting schedule set forth herein or any covenant of good faith and fair dealing that may be found implicit in any of them do not constitute an express or implied promise of continued engagement for the term of this Agreement, for any period, or at all, and shall not interfere in any way with your right or the Company’s right to terminate your service at any time, with or without cause and with or without notice.

10.     WITHHOLDING OBLIGATIONS.

  (a)        On or before the time you receive a distribution of the shares subject to your Award, or at any time thereafter as requested by the Company, you hereby authorize any required withholding from the Series BB Preferred Stock issuable to you and/or otherwise agree to make adequate provision in cash for any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or any Affiliate which arise in connection with your Award (the “Withholding Taxes”). Additionally, the Company may, in its sole discretion, satisfy all or any portion of the Withholding Taxes obligation relating to your Award by any of the following means or by a combination of such means: (i) withholding from any compensation otherwise payable to you by the Company; (ii) causing you to tender a cash payment; or (iii) withholding shares of Series BB Preferred Stock from the shares of Series BB Preferred Stock issued or otherwise issuable to you in connection with the Award with a Fair Market Value (measured as of the date shares of Series BB Preferred Stock are issued to pursuant to Section 6) equal to the amount of such Withholding Taxes; provided, however, that the number of such shares of Series BB Preferred Stock so withheld shall not exceed the amount necessary to satisfy the Company’s required tax withholding obligations using the minimum statutory withholding rates for federal, state, local and foreign tax purposes, including payroll taxes, that are applicable to supplemental taxable income.

  (b)        Unless the tax withholding obligations of the Company and/or any Affiliate are satisfied, the Company shall have no obligation to deliver to you any Series BB Preferred Stock.

  (c)        In the event the Company’s obligation to withhold arises prior to the delivery to you of Series BB Preferred Stock or it is determined after the delivery of Series BB Preferred Stock to you that the amount of the Company’s withholding obligation was greater than the amount withheld by the Company, you agree to indemnify and hold the Company harmless from any failure by the Company to withhold the proper amount.

11.     UNSECURED OBLIGATION. Your Award is unfunded, and as a holder of a vested Award, you shall be considered an unsecured creditor of the Company with respect to the Company’s obligation, if any, to issue shares pursuant to this Agreement. You shall not have voting or any other rights as a stockholder of the Company with respect to the shares to be issued pursuant to this Agreement until such shares are issued to you pursuant to Section 6 of this Agreement. Upon such issuance, you will obtain full voting and other rights as a stockholder of the Company. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind or a fiduciary relationship between you and the Company or any other person.

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12.     OTHER DOCUMENTS. You hereby acknowledge receipt or the right to receive a document providing the information required by Rule 428(b)(1) promulgated under the Securities Act, which includes the Plan prospectus. In addition, you acknowledge receipt of the Company’s policy permitting officers and directors to sell shares only during certain “window” periods and the Company’s insider trading policy, in effect from time to time.

13.     NOTICES. Any notices provided for in your Award or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company. Notwithstanding the foregoing, the Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this Award by electronic means or to request your consent to participate in the Plan by electronic means. You hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

14.     MISCELLANEOUS.

  (a)        The rights and obligations of the Company under your Award shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company’s successors and assigns. Your rights and obligations under your Award may only be assigned with the prior written consent of the Company.

  (b)        You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your Award.

  (c)        You acknowledge and agree that you have reviewed your Award in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your Award, and fully understand all provisions of your Award.

  (d)        This Agreement shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

  (e)        All obligations of the Company under the Plan and this Agreement shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

15.     GOVERNING PLAN DOCUMENT. Your Award is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Award, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be

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promulgated and adopted pursuant to the Plan. Except as expressly provided herein, in the event of any conflict between the provisions of your Award and those of the Plan, the provisions of the Plan shall control.

16.     SEVERABILITY. If all or any part of this Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of this Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

17.     EFFECT ON OTHER EMPLOYEE BENEFIT PLANS. The value of the Award subject to this Agreement shall not be included as compensation, earnings, salaries, or other similar terms used when calculating the Employee’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

18.     CHOICE OF LAW. The interpretation, performance and enforcement of this Agreement will be governed by the law of the state of California without regard to such state’s conflicts of laws rules.

19.     AMENDMENT. This Agreement may not be modified, amended or terminated except by an instrument in writing, signed by you and by a duly authorized representative of the Company. Notwithstanding the foregoing, this Agreement may be amended solely by the Board by a writing which specifically states that it is amending this Agreement, so long as a copy of such amendment is delivered to you, and provided that no such amendment adversely affecting your rights hereunder may be made without your written consent. Without limiting the foregoing, the Board reserves the right to change, by written notice to you, the provisions of this Agreement in any way it may deem necessary or advisable to carry out the purpose of the grant as a result of any change in applicable laws or regulations or any future law, regulation, ruling, or judicial decision, provided that any such change shall be applicable only to rights relating to that portion of the Award which is then subject to restrictions as provided herein.

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